Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pacific Capital Bancorp:

We consent to the incorporation by reference in the registration statements (No. 333-171460, 333-150510, 333-88634, 333-74831, 333-05119 and 033-48724) on Forms S-8 and (No. 333-174592) on Form S-3 of Pacific Capital Bancorp of our reports dated March 14, 2012, with respect to the consolidated balance sheet of Pacific Capital Bancorp as of December 31, 2011, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income/(loss), and cash flows for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Pacific Capital Bancorp.

(signed) KPMG LLP

Los Angeles, California

March 15, 2012